SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J. No 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 22, 2008

1 – DATE AND TIME: December 22, 2008, at 11:00 a.m. 2 - PLACE: The Company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP 42.810 -000, Municipality of Camaçari, State of Bahia. 3 - CALL NOTICE: The Call Notice was published, pursuant to article 124 of Law 6404/76, on the following days: on December 05, 06/ 07 and 10, 2008, in the "Official Gazette of the State of Bahia"; on December 05, 06 and 08, 2008, in the newspaper "A Tarde"; and it was widely disclosed according to CVM Rulings Nos. 02/78 and 207/94, and for wider circulation in the newspaper “Valor Econômico” on December, 05/06/07, 08 and 09, 2008. 4 - ATTENDANCE: Shareholders representing more than ninety percent (90%) of the Company’s voting capital; Mr. Joel Benedito Junior and Ms. Marcella Menezes Fagundes, representatives of the Company’s management. The meeting also had the presence of preferred shareholders, as per the signatures affixed to the Shareholders’ Attendance Book. 5 – PRESIDING BOARD: Chairman: Anna Cecília de M.C. Dutra da Silva, and Secretary: Marcella Menezes Fagundes, elected as established in article 17 of the Bylaws. 6 - AGENDA: (I) approval of the proposal for cancellation of 6,251,744 common shares, 10,389,665 class “A” preferred shares and 209,248 class “B” preferred shares of the Company theretofore kept in treasury, without changing the share capital; and (II) approval of the change in the main paragraph of article 4 of the Company’s Bylaws so as to reflect the change in the number of shares resulting from cancellation of treasury shares. 7 - RESOLUTIONS: The matters established in the Agenda were put to discussion and voting, and the resolutions below were unanimously approved by the attendees: 7.1) to authorize the drawing-up of these minutes in summary form, as well as publication of such minutes omitting the signatures of the shareholders present, under the terms of article 130 and its paragraphs, of Law 6404/76; 7.2) to approve the cancellation of 6,251,744 common shares, 10,389,665 class “A” preferred shares and 209,248 class “B” preferred shares of the Company, theretofore kept in treasury, without any change in the share capital, posted at the value of one hundred and ninety-nine million nine hundred and four thousand one hundred and seventy-five reais (R$ 199,904,175.00), to the account of profit reserve in an equal amount; and 7.3) to approve, as a result of the cancellation of shares decided in the previous item, the change in the main paragraph of article 4 of the Company’s Bylaws, which shall become effective with the following wording:

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413.1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2516.1515 - Fax (21) 2233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3271.2044
São Paulo/SP – Av. das Nações Unidas, 4777, CEP 05477-000 – Tel (11) 3576 9000 – Fax (11) 3576 0416

BRASKEM S.A
C.N.P.J. No 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 22, 2008

“Article 4 – The share capital is five billion three hundred and seventy-five million eight hundred and two thousand reais and sixty-five centavos (R$ 5,375,802,000.65) divided into five hundred and seven million five hundred and forty thousand nine hundred and ninety-seven (507,540,997) shares, of which one hundred and ninety million four hundred and sixty-two thousand four hundred and forty-six (190,462,446) are common shares, three hundred and sixteen million four hundred and eighty-four thousand seven hundred and thirty-three (316,484,733) are class “A” preferred shares and five hundred and ninety-three thousand eight hundred and eighteen (593,818) are class “B” preferred shares. 8 - CLOSING: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the validity of the resolutions, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary was authorized. Camaçari, State of Bahia, December 22, 2008. [Sgd: Presiding Board: Anna Cecília de M.C. Dutra da Silva – Chairman and Marcella Menezes Fagundes – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (by Anna Cecília de M.C. Dutra da Silva); Odebrecht S.A. (by Anna Cecília de M.C. Dutra da Silva); and Petrobras Química S.A. – Petroquisa (by Roberto Keller Thompson Mello)].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413.1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2516.1515 - Fax (21) 2233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3271.2044
São Paulo/SP – Av. das Nações Unidas, 4777, CEP 05477-000 – Tel (11) 3576 9000 – Fax (11) 3576 0416

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.